ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net ▪

September 29, 2008

VIA EDGAR AS CORRESP

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re: Rule 14a-12 Solicitation Before the Furnishing of a Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended, ANS Investments LLC, a Delaware limited liability company (the “Stockholder”), is hereby filing with the Securities and Exchange Commission (the “SEC” or the “Commission”), under cover of Schedule 14A, soliciting material of the Stockholder to be used prior to the furnishing of a proxy statement.

The Stockholder currently intends to conduct a proxy solicitation seeking to elect one (1) nominee, its founder and Chief Executive Officer, Jonah M. Meer (the "Nominee"), to the Board of Directors of Magellan Petroleum Corporation, a Delaware corporation (the “Company”), at the Company’s 2008 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2008 Annual Meeting”). In addition, the Stockholder intends to present two stockholder proposals at the 2008 Annual Meeting. Accordingly, on September 11, 2008, the Stockholder delivered a notice to the Company (the “Notification Letter”) of its intent to nominate one (1) person for election to the Company’s Board of Directors and to propose two other matters of business for consideration by stockholders as more specifically described in the Notification Letter, at the 2008 Annual Meeting, and of its intention to solicit proxies from the Company’s stockholders in connection therewith. A copy of the Notification Letter was previously filed with the Commission on September 11, 2008 as an exhibit to the Stockholder’s Schedule 14A filed pursuant to Rule 14a-12 under the Exchange Act.

Securities and Exchange Commission
September 29, 2008

* * * * * *

If the Staff of the Commission has any questions or comments regarding the accompanying Schedule 14A filing pursuant to Rule 14a-12 under the Exchange Act or any aspects of the proxy solicitation referred to therein, please telephone Keith E. Gottfried of Blank Rome LLP, counsel to the Stockholder, at (202) 772-5887. Facsimile transmissions may be sent to him at (202) 572-1434.

Very truly yours,

/s/ Jonah M. Meer

Jonah M. Meer
Chief Executive Officer

cc:  Mr. Keith E. Gottfried, Esq.